Otis Gallery LLC
 335 Madison Ave, 16th Floor
New York, NY 10017

May 7, 2021

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Katherine Bagley

Re:
Otis Gallery LLC
Post-Qualification Amendment No. 20 to Offering Statement on Form 1-A
File No. 024-10951

Ladies and Gentlemen:
We are filing today with the U.S. Securities and Exchange Commission (the “SEC”) a Post-Qualification Offering Circular Amendment No. 20 to the Offering Circular of Otis Gallery LLC (the “Issuer,” “we” or “our”) on Form 1-A (the “Offering Statement”), originally qualified on July 17, 2019.
We would like to point out to the staff of the SEC that the purposes of this amendment are to update to audited financial statements and the related notes as of December 31, 2020 as filed on Form 1-K and to add new series and related conforming changes.
Please do not hesitate to contact the undersigned at (843) 442-7908 or keith@otiswealth.com, or our counsel, Louis A. Bevilacqua of Bevilacqua PLLC, at (202) 869-0888 (ext. 100), if you have any questions regarding the Offering Statement.
Sincerely,

Otis Gallery LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      General Counsel
cc:
Louis A. Bevilacqua, Esq.

Michael Karnjanaprakorn